

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 29, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Russell C. Hammer
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

> RE: Form 10-K for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended June 30, 2009
> File No. 0-51754

Dear Mr. Hammer:

We have reviewed your response letter dated September 23, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis</u>

<u>Results of Operations</u>

<u>Comparison of the Years Ended December 31, 2008 and 2007, page 39</u>

2. We note your response to prior comment 2. You provide additional proposed
    disclosures in your response to prior comment 3 regarding the factors and
    circumstances that led you to accept a significant more amount of returns in the
    current period. Please show us in your supplemental response what additional
    disclosures you intend to provide regarding whether you expect these factors and
    circumstances to continue in future periods.

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Capitalized Software, page F-10</u>

3. We note your response to prior comment 8. Please show us in your supplemental
    response what the additional disclosures will look like related to capitalized software.
    These disclosures should include the nature of the capitalized software as well as
    impairment considerations.

<u>Foreign Currency Translation and Foreign Currency Transactions, page F-12</u>

4. We note your response to prior comment 9. Given that net realized and unrealized
    gains and losses on foreign currency transactions represented approximately 13% of
    your loss before income taxes for the year ended December 31, 2008, please expand
    your disclosures to state which line item(s) include these amounts and
    correspondingly the amount included in each line item. In a similar manner to your
    response, please disclose the nature of these transactions denominated in foreign
    currencies and your basis for including the amounts in these line items.

<u>Note 12. Allowances, page F-26</u>

5. We note your response to prior comment 12. In a similar manner to your response,
    please disclose how you arrive at the amounts included in your table provided in the
    notes to the financial statements and why there are differences in these amounts
    compared to the amounts of sales returns and allowances disclosed elsewhere.

Note 13. Income Taxes, page F-27

6. We note your response to prior comment 11. You state that the significant
components of deferred tax assets for which a valuation allowance has been applied
consist of net operating losses in certain tax jurisdictions for which management
believes there is not sufficient positive evidence that such net operating losses will be
realized against future income and book expenses not deductible for tax purposes in
the current year such as inventory impairment reserves, accrued severance charges
and accrued compensation and benefits that would increase such net operating losses
in the same jurisdictions. Please expand your disclosures to quantify the amount of
valuation allowance recorded for each significant component of deferred tax assets,
such as net operating loss carryovers or future uncertain tax position offset.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

7. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat
Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202)
551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief